December 11, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director Liz Walsh, Staff Attorney

Re:	American DG Energy, Inc. Registration Statement on Form S-3 Filed October 4, 2013 File No. 333-191580

Dear Staff:

We are submitting this letter on behalf of American DG Energy Inc (the “Company” or “ADGE”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 30, 2013 relating to the Company’s Registration Statement on Form S-3 (Registration No. 333-191580) filed with the Commission on October 4, 2013 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We are concurrently filing an amendment to the Registration Statement to reflect the changes we describe below. Enclosed with the copy of this letter is a copy of the amendment to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Securities & Exchange Commission

December 11, 2013

Prospectus Cover Page

1.	We note your indication that you may file a prospectus supplement naming certain selling shareholders who may offer and sell your common stock, as well as the related amounts of common stock. We also note similar statements on page 3, in the section titled “Selling Shareholders.” These statements suggest reliance upon Rule 430B(b); however, it appears that you are ineligible to rely upon such rule. Please revise or advise. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 220.04 and 228.03 located at our website.

In response to the Staff’s comment, the Company has revised the prospectus cover page by deleting the aforementioned language and the “Selling Shareholders” section.

Selling Shareholders, page 3

2.	We note your indication on the Prospectus Cover Page that you include shares to be offered by your selling stockholders as part of your $50,000,000 unallocated shelf. Because this resale transaction is a delayed offering pursuant to Rule 415(a)(1)(i) and you are not a well-known seasoned issuer, this secondary offering cannot be made on an unallocated basis. Please revise this section, the fee table, the Plan of Distribution and other portions of the registration statement, as appropriate, to register a specific amount of shares for resale. Please see General Instruction II.D of Form S-3 and Question 228.03 of our Securities Act Rules Compliance and Disclosure Interpretations located on our website. Please also describe in greater detail the private transactions in which the selling security holders received their shares and provide the information for the selling shareholders required by Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the prospectus cover page by deleting the aforementioned language and the “Selling Shareholders” section. The Company will not be including as part of the Registration Statement securities to be offered by selling stockholders.

Securities & Exchange Commission

December 11, 2013

Plan of Distribution, page 8

3.	We note your disclosure on page 9 regarding the offer of securities in a subscription rights offering. This reference seems inapplicable considering you otherwise do not mention that you are offering rights off this shelf registration statement, such as in the fee table, the prospectus cover page, the description of securities or your undertakings. Please remove this reference or revise your prospectus to reflect the registration of rights.

In response to the Staff’s comment, the Company has deleted the aforementioned language from page 9 of the prospectus.

Exhibits 5.1 – Legal Opinion

4.	Please have counsel revise the legal opinion to address the issues raised in the comments above.

In response to the Staff’s comment, we have included a revised legal opinion by Sullivan &Worcester LLP as an exhibit to our revised amended Registration Statement.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Should the Staff have additional questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned at (781) 522-6020 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447.

Sincerely,

American DG Energy Inc.

/s/ Jesse T. Herrick

Jesse T. Herrick